AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

03003047

27 November 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

03 JAN -9 AM 10: 31

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) General Announcement dated 26 November 2002, Re: Notice of Twenty-Seventh Annual General Meeting; and

b) Annual Report for year 2002.

Please contact the undersigned if you have any query.

PROCESSED
JAN 22 2003
THOMSON FINANCIAL

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

General Announcement

Ownership transfer to AMSTEEL/EDMS/KLSE on 26-11-2002 06:21:36 PM
Submitted by AMSTEEL on 26-11-2002 06:31:25 PM
Reference No AA-021126-91D1C

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **AMSTEEL CORPORATION BERHAD**
*	Stock name	: **AMSTEEL**
*	Stock code	: **2712**
*	Contact person	: **CHAN POH LAN**
*	Designation	: **SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

NOTICE OF TWENTY-SEVENTH ANNUAL GENERAL MEETING

* **Contents :-**

NOTICE IS HEREBY GIVEN that the Twenty-Seventh Annual General Meeting of Amsteel Corporation Berhad will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Friday, 20 December 2002 at 3.00 pm for the following purposes:

Agenda

1. To receive and adopt the Directors' Report and Audited Financial Statements for the financial year ended 30 June 2002. — Resolution 1

2. To approve the payment of Directors' fees amounting to RM176,500.00 (2001: RM183,200.00). — Resolution 2

3. To re-elect Directors:

   In accordance with Article 98 of the Company's Articles of Association, the following Directors retire by rotation, and being eligible, offer themselves for re-election:

   Y. Bhg. Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim — Resolution 3
   Mr M. Chareon Sae Tang @ Tan Whye Aun — Resolution 4

4. To consider and if thought fit, pass the following resolution pursuant to Section 129(6) of the Companies Act, 1965 as an ordinary resolution:

   "That Y. Bhg. Jen (B) Tan Sri Dato' Zain Hashim who retires pursuant to Section 129(2) of the Companies Act, 1965 be and is hereby re-appointed a Director of the Company to hold office until the next annual general meeting." — Resolution 5

5. To re-appoint Auditors to hold office until the conclusion of the next annual general meeting and to authorise the Directors to fix their remuneration. — Resolution 6

6. Special Business

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

To consider and if thought fit, pass the following resolution as an ordinary resolution:

Ordinary Resolution – Authority to Directors to issue shares

"That pursuant to Section 132D of the Companies Act, 1965 and subject to the approval of all relevant authorities being obtained, the Directors be and are hereby empowered to issue shares in the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion deem fit, provided that the aggregate number of shares issued pursuant to this resolution does not exceed 10% of the issued capital of the Company for the time being and that such authority shall continue in force until the conclusion of the next annual general meeting of the Company." Resolution 7

7. To transact any other business for which due notice shall have been given.

By Order of the Board

CHAN POH LAN
MAK WAI CHIN
Secretaries

Kuala Lumpur
26 November 2002

Notes:

1. Proxy

- A member entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing, or if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.

- An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.

- The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the Meeting.

2. Resolution 7 - Authority to Directors to issue shares

- This authorisation will empower the Directors of the Company to issue shares in the Company up to an amount not exceeding in total 10% of the issued share capital of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next annual general meeting of the Company.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)